Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F (“Annual Report”) of Wi-LAN Inc. of our report dated March 7, 2013, relating to the consolidated balance sheets as at December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-179407) of our report referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Licensed Public Accountants

Ottawa, Ontario

March 7, 2013